UNITED STATES
~~IES AND EXCHANGE COMMISSION~~
Washington, D.C. 20549



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08029512



INUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harborview, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

RECEIVED   3 Times Square
                  (No. and Street)
FEB 29 2008

New York,   New York   10036
(City) DIVISION OF MARKET REGULATION (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ania Perez   212-310-4004
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
                    (Name – if individual, state last, first, middle name)

5 Times Square   New York   New York   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to
respond SEC 1410 (06-02) unless the form displays a
currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ , as of
_____ , 20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>See Attached Oath or Affirmation</u>
_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) An Oath or Affirmation.
- ☒ (c) Statement of Financial Condition.
- ☐ (d) Statement of Income (Loss).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Computation of Determination of Proprietary Accounts of Introducing Brokers Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (k) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (r) Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.
- ☐ (s) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Option Customers Pursuant to Commission Regulation 30.7.
- ☐ (t) Independent auditor's report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Harborview, LLC
(A Wholly Owned Subsidiary of Instinet, LLC)
December 31, 2007
With Report of Independent Registered Public Accounting Firm



HARBORVIEW
An Instinct Group Company

February 26, 2008

State of New York   }

                  } SS:

County of New York   }

OATH OR AFFIRMATION

We, the undersigned officers of Harborview, LLC ("Company"), affirm that, to the best of our knowledge and belief, the accompanying statements and supplementary schedules as of December 31, 2007 and for the year ending December 31, 2007 are true and correct. We further affirm that neither the Company, nor any member, principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

In addition, as members or allied members of the New York Stock Exchange, Inc., affirm that the attached financial statements and supplementary schedules as of December 31, 2007 and for the year ending December 31, 2007 will be made available to all members and/or allied members whose signatures do not appear below.

_____   _____
Adam G. Heckendorn   Ania Perez
President   *Chief Financial Officer*

_____
Notary Public

HARBORVIEW, LLC, 3 TIMES SQUARE, NEW YORK, NY 10036. TEL: +1 212 310 9500 MEMBER NYSE/NASD/SIPC

Harborview, LLC
(A Wholly Owned Subsidiary of Instinet, LLC)

Statement of Financial Condition

December 31, 2007

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
  Harborview, LLC

We have audited the accompanying statement of financial condition of Harborview, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harborview, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

Harborview, LLC
(A Wholly Owned Subsidiary of Instinet, LLC)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 3,871,316
Receivable from affiliates	146,634
Commissions and other receivables	76,016
Deferred tax asset, net	61,141
Other assets	144,162
Total assets	$ 4,299,269

Liabilities and member's equity

Payable to broker-dealers and clearing organizations	$ 361,591
Payable to affiliates	122,308
Accrued compensation	39,656
Accrued expenses and other liabilities	147,578
Total liabilities	671,133
Total member's equity	3,628,136
Total liabilities and member's equity	$ 4,299,269

See accompanying notes.

Harborview, LLC
(A Wholly Owned Subsidiary of Instinet, LLC)

Notes to the Statement of Financial Condition

December 31, 2007

1. Nature of Business

Harborview, LLC (the "Company" or "Harborview"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). Instinet, LLC ("ILLC" or "Member") is a wholly owned subsidiary of Instinet Holdings Incorporated ("IHI"). On February 1, 2007, the parent company of IHI, Instinet Incorporated ("II") was acquired by Nomura Holdings, Inc ("NHI").

The statement of financial condition has been prepared on a historic basis and does not reflect any adjustments for the change in ownership as the parent has elected not to push down the effects of the purchase accounting. At January 31, 2007, prior to the acquisition, the Company's Member's equity was $3,595,003.

Harborview is a single-member limited liability company ("LLC"), with ILLC as the sole member.

Harborview provides floor brokerage services primarily to affiliated companies. Harborview clears its securities transactions on a fully disclosed basis through ILLC.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007, cash and cash equivalents included a $3,029,088 investment in a money market deposit account held at a major U.S. financial institution.

3

2. Significant Accounting Policies (continued)

Commissions and other receivables and Payable to Broker-Dealers and Clearing Organizations

Commissions and other receivables represent commissions due from customers. Payable to broker-dealers and clearing organizations represents amounts due to NYSE for execution costs.

Commissions

Commissions are generated on each transaction on a per share basis, and are recorded on a trade-date basis.

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate to the fees charged by market centers or regulators for trading and market data content. Trading related costs are recorded on a trade-date basis.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board Statement No. 109 ("SFAS 109"), *Accounting for Income Taxes.*

In June 2007, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company determined that it did not require a change in its tax liability for unrecognized tax benefits, and consequently, the beginning balance of member's equity was unaffected. As of December 31, 2007, the Company determined that is has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required. The Company is currently under a federal income tax audit for the short period December 8, 2005 to December 31, 2005. Additionally, the Company is currently under audit for various state and local tax jurisdictions for the period 2001 and 2003. The company does not have unrecognized tax benefits.

3. Related Party Transactions

The Company has entered into a brokerage services agreement with ILLC.

The Company also provides floor brokerage services to IHI's international subsidiaries for their clients' trading in United States' markets.

Instinet Group LLC ("IGLLC") is a wholly owned subsidiary of IHI that provides various support services, including administrative and operational services, to the Company.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to be an active employee as of December 31, 2007 with at least 3 months of service.

4. Commitments and Contingencies

From time to time, the Company may be involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,* requires the disclosure of representations and warranties into which the Company enters that may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of financial condition.

5. Credit, Market and Other Risks

The Company is exposed to substantial credit risk from its customers' securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather process and communicate information efficiently, securely and without interruption.

6. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, ILLC, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). ILLC is disregarded as an entity separate from its single member, IHI. Therefore, the Company records taxes on a separate company basis as if it were a division of IHI. The Company, together with IHI and certain other affiliates in the United States, is included in a consolidated Federal income tax return, and consolidated or combined state and local income tax returns.

6. Income Taxes (continued)

The Company pays or recovers from IHI the taxes it has recorded, which are calculated on a separate company basi s under a tax sharing agreement with IHI. The current tax benefit of $107,864 is included in receivable from affiliates in the statement of financial condition at December 31, 2007. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the statement of operations for changes in deferred tax assets and liabilities.

The deferred tax asset, net of $61,141 related to temporary differences as of December 31, 2007 and is due to accruals and allowances. The Company determined that no valuation allowance against the deferred tax asset as of December 31, 2007 was necessary as management believes that it is more likely then not that the deferred tax asset will be realized.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition.

Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates and, accordingly are carried at amounts approximating fair value.

8. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, the Company had net capital of $3,023,564, which was $2,773,564 in excess of its required net capital of $250,000.

8. Regulatory Requirements (continued)

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

The Company claims exemption from the provision of Rule 15c3-3 of the Securities and Exchange Commission under subparagraph (k)(2)(ii). All customer transactions are cleared through ILLC on a fully disclosed basis.

Pursuant to the clearing agreement, ILLC has the right to charge the Company for all losses that arise from a counterparty's failure to fulfill its contractual obligations and no maximum amount has been stipulated. For the year ended December 31, 2007, the Company has not been charged with a loss as a result of a counterparty's failure.

